Q77(h) (Change in Control)

Virtus Duff & Phelps International Equity Fund (Series 28):

      Virtus Partners, Inc. ("VPI"), on behalf of its customers, acquired control on or about September 5, 2017, due to a series of redemptions by another shareholder. As of the end of the period, VPI owned approximately 28.73% of the shares (as measured in assets).

Virtus Duff & Phelps International Real Estate Securities Fund
(Series 23):

      LPL Financial ("LPL"), on behalf of its customers, acquired control on or about June 30, 2017, due to a series of purchases.
As of the end of the period, LPL owned approximately 25.93% of the shares (as measured in assets).

Virtus Herzfeld Fund (Series 36):

   Morgan Stanley Smith Barney ("MSSB"), on behalf of its customers, ceased having control on or about September 30, 2017, due to a series of redemptions. As of the end of the period, MSSB owned approximately 22.65% of the shares (as measured in assets).

   UBS WM USA ("UBS"), on behalf of its customers, ceased having control on or about September 25, 2017, due to a series of redemptions. As of the end of the period, UBS owned approximately 22.13% of the shares (as measured in assets).